Exhibit 2.1

AMENDMENT NO. 1 TO THE AGREEMENT AND PLAN OF MERGER

This AMENDMENT NO. 1 TO THE AGREEMENT AND PLAN OF MERGER, dated as of March 6, 2016 (this “Amendment”), is made by and among Westport Innovations Inc., an Alberta, Canada corporation (“Parent”), Whitehorse Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”), and Fuel Systems Solutions, Inc., a Delaware corporation (the “Company” and, collectively with Parent and Merger Sub, the “Parties” and each a “Party”).

WHEREAS, on September 1, 2015, Parent, Merger Sub and the Company entered into that certain Agreement and Plan of Merger (the “Agreement”); and

WHEREAS, Parent, Merger Sub and the Company desire to amend certain terms of the Agreement pursuant to Section 8.4 of the Agreement in accordance with the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

1. Capitalized terms used herein and not otherwise defined shall have the meanings given to such terms in the Agreement.

2. Section 1.1(a) of the Agreement is hereby amended by adding the following definitions in alphabetical order in such Section 1.1(a):

“Convertible Note” shall have the meaning set forth in the Investment Agreement.

“Investment Agreement” shall mean that certain Investment Agreement, dated as of January 11, 2016, as amended by that certain Amending Agreement, effective as of March 6, 2016, by and between Parent and Pangaea Two Management, L.P.

“Westport Closing VWAP” shall mean the volume weighted average price of Parent Common Shares on NASDAQ for the ten (10) consecutive trading days ending on and including the trading day five (5) Business Days prior to the anticipated Closing Date, as reported by Bloomberg.

3.	Section 3.1(b) of the Agreement is hereby amended and restated in its entirety as follows:

“(b) Conversion of Company Securities. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be canceled in accordance with Section 3.2) shall automatically be converted into the right to receive a number of common shares of Parent (the “Parent Common Shares”) as follows (subject to adjustment as provided in Section 3.2) (the “Merger Consideration”) :

(i) in the event that the Westport Closing VWAP is equal to or less than $1.64, 3.0793 Parent Common Shares;

(ii) in the event that the Westport Closing VWAP is greater than $1.64 and less than $2.37, a number of Parent Common Shares equal to the quotient obtained by dividing $5.05 by the Westport Closing VWAP, rounded to four decimal places;

(iii) in the event that the Westport Closing VWAP is equal to or greater than $2.37, 2.129 Parent Common Shares (such number of Parent Common Shares per share of Company Common Stock determined pursuant to clause (i), (ii) or (iii), as the case may be, the “Exchange Ratio”);

All shares of Company Common Stock, when so converted, shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate (a “Certificate”) or book-entry share registered in the transfer books of the Company (a “Book-Entry Share”) that immediately prior to the Effective Time represented shares of Company Common Stock shall cease to have any rights with respect to such Company Common Stock other than the right to receive the Merger Consideration, in accordance with Section 3.3, including the right, if any, to receive, pursuant to Section 3.8, cash in lieu of fractional shares of Parent Common Shares into which such shares of Company Common Stock have been converted pursuant to this Section 3.1(b), together with the amounts, if any, payable pursuant to Section 3.3(d).”

4.	Schedule 3.2 of the Agreement is hereby amended by adding the following as the penultimate sentence of the first paragraph thereof: “For the avoidance of doubt, the number of Note Shares (as defined in the Investment Agreement) issuable upon conversion of the Convertible Note shall be taken into account for purposes of determining whether the 16,000,000 figure in this Schedule 3.2 has been exceeded.”

5.	Section 5.20 of the Agreement is hereby amended and restated in its entirety as follows:

Section 5.20 Vote Required. The affirmative vote of (A) the majority of the total votes cast to approve (i) the issuance of the Merger Consideration and (ii) if required by the TSX to meet the Parent’s obligations under Section 3.4, the assumption by Parent of Company Restricted Stock Units and Company Restricted Stock pursuant to Section 3.4 ((i) and, if applicable, (ii) together, the “Parent Shareholder Approval”); and (B) the holders of 66 2/3% of the total votes cast to approve the change of the name of Parent to “Westport Fuel Systems Inc.” (the “Parent Name Change Approval”) are the only votes of the holders of any class or series of shares of Parent required to consummate the transactions contemplated by this Agreement.”

6.	Section 6.17 of the Agreement is hereby amended and restated in its entirety as follows:

“Section 6.17 Post-Closing Directors and Officers.

(a) Parent shall take all necessary actions to cause, concurrent with the Closing (i) the name of Parent to be changed to “Westport Fuel Systems Inc.”, (ii) four members of the Parent Board (other than Peter Yu) to be determined in Parent’s sole discretion prior to Closing to resign from the Parent Board effective upon the Closing (the “Resigning Parent Directors”), (iii) the appointment, effective upon the Closing, of the three individuals set forth on Exhibit C attached hereto (or such replacement person appointed pursuant to Section 6.17(c), the “Continuing Company Directors”) to fill three of the vacancies on the Parent Board resulting from such resignations; provided, in the event that one or more of the Continuing Company Directors fails to accept such appointment to the Parent Board, then an equal number of Resigning Parent Directors (the identities of which shall be determined in the Parent Board’s sole discretion) shall remain on the Parent Board until such time as one or more replacement Company Continuing Directors, as the case may be, is appointed pursuant to Section 6.17(c), (iv) each committee of the Parent Board to include such number of Company Designated Directors (as defined below) as determined by Parent after taking into account each such Company Designated Director’s relevant experience and expertise, and (v) to effect the agreements and provisions set forth on Schedule 6.17 hereto.

(b)    As promptly as practicable following the date hereof, and in any event within seventy-five days of the date hereof, the Continuing Company Directors shall designate one individual who is a citizen of Canada and who is an “Independent Director” as determined in accordance with NASDAQ Listing Rule 5605 and Section 1.4 of National Instrument 52-110 of the Canadian Securities Administrators (the “Independent Director Designee” and together with the Continuing Company Directors, the “Company Designated Directors”), whose nomination for the Parent Board shall be subject to the approval of the Nominating and Corporate Governance Committee of Parent, such approval not to be unreasonably withheld, conditioned or delayed. As promptly as practicable following such approval and the Closing, Parent shall take all necessary actions to cause one member of the Parent Board (other than Peter Yu and the Continuing Company Directors) to be determined in Parent’s sole discretion to resign from the Parent Board and to cause the appointment of the Independent Director Designee. Prior to the appointment of the Independent Director Designee, all actions of the Parent Board shall require the affirmative vote of a majority of the Parent Board, including at least one Continuing Company Director. For the avoidance of doubt, all actions taken or omitted to be taken by the Continuing Company Directors shall be in accordance with such Continuing Company Directors’ fiduciary and statutory duties and responsibilities defined by law, the Charter of the Board of Directors of Parent (the “Parent Board Charter”) and the Parent Position Descriptions applicable to Individual Directors.

(c)    From and after the Closing until the 2019 annual meeting of shareholders of Parent, the Parent Board shall take all necessary actions to (A) fix the size of the Parent Board at nine and (B) nominate, and to cause the Nominating and Corporate Governance Committee of Parent to recommend that the Parent Board nominate, the Company Designated Directors for election to the Parent Board at the 2016 annual meeting of shareholders of Parent, the 2017 annual meeting of shareholders of Parent and the 2018 annual meeting of shareholders of Parent; provided, that no Company Designated Director shall be subject to re-nomination at the 2017 annual meeting of shareholders of Parent and the 2018 annual meeting of shareholders of Parent in accordance with this Section 6.17(c) in the event such Company Designated Director fails (i) to comply in all material respects with the governance guidelines and policies of Parent applicable to Parent directors during the fiscal year immediately preceding such Company Designated Director’s re-nomination (for that portion of the fiscal year for which such Company Designated Director was a director of Parent) or (ii) to attend in person or by phone at least seventy-five percent (75%) of the duly called meetings of the Parent Board for the Parent fiscal year immediately preceding such re-nomination (not taking into account any meetings called during any period in which such Company Designated Director was not a director of Parent). Until the 2017 annual meeting of shareholders of Parent, in the event of the death, resignation or removal for cause of a Company Designated Director, or if a Company Continuing Director set forth on Exhibit C hereto fails to serve as a Company Continuing Director, the remaining Company Continuing Directors, in consultation with the Parent Board, shall appoint a replacement Company Designated Director to fill the vacancy created by such death, resignation, removal or failure to serve, subject to the approval of the Nominating and Governance Committee of Parent, such approval not to be unreasonably withheld, conditioned or delayed. The Company Designated Directors and the Board Observer shall be third party beneficiaries of this Section 6.17. Parent shall pay all reasonable expenses, including attorney’s fees, that may be incurred by any Company Designated Director or the Board Observer in seeking the enforcement of the rights and obligations provided for in this Section 6.17.

(d) From and after the Closing, the Parent Board shall take all necessary actions to appoint the individuals listed on Schedule 6.17 to their respective positions listed thereon and shall otherwise comply with the provisions of Schedule 6.17. Such individuals shall be third party beneficiaries of this Section 6.17. Parent shall pay all reasonable expenses, including attorney’s fees, that may be incurred by any such individual in seeking the enforcement of the rights and obligations provided for in this Section 6.17.”

7. Section 7.3 of the Agreement is hereby amended by adding the following new clause (e) thereto:

“(e) Issuance of Convertible Note. The Convertible Note Closing (as defined in the Investment Agreement) shall have occurred concurrently with the Closing.”

8. Section 8.1(b)(i) of the Agreement is hereby amended by replacing the reference to “April 30, 2016” with “June 30, 2016”.

9. Sections 6.2(a) and (b) of the Parent Disclosure Letter each is hereby amended to remove item 3 therefrom and to add the items set forth on Schedule I hereto in numerical order thereon. Section 5.9 of the Parent Disclosure Letter is hereby amended and restated in its entirety to add the item set forth on Schedule I hereto. Section 5.2 of the Parent Disclosure Letter is hereby amended and restated in its entirety to add the following: “The issuance of the Convertible Note on the Closing Date.”

10.	Section 8.3(a) of the Agreement is hereby amended and restated in its entirety as follows:

“In the event this Agreement is terminated by the Company pursuant to Section 8.1(c)(ii), by Parent pursuant to Section 8.1(d)(ii) or by Parent or the Company pursuant to Section 8.1(b)(iii), then the Company shall pay, or cause to be paid, to Parent the Termination Fee, by wire transfer of same day funds to an account designated by Parent, within two (2) Business Days of such termination.”

11.	Section 8.3(b) of the Agreement is hereby amended and restated in its entirety as follows:

“In the event this Agreement is terminated by the Company pursuant to Section 8.1(c)(iii), then Parent shall pay, or cause to be paid, to the Company the Termination Fee, by wire transfer of same day funds to an account designated by the Company within two (2) Business Days of such termination.”

12.	Section 8.3(c) of the Agreement is hereby amended and restated in its entirety as follows:

“In the event that (A) this Agreement is terminated by the Company pursuant to Section 8.1(c)(ii) or (B) prior to the Company Stockholder Meeting, a Company Acquisition Proposal is publicly proposed or publicly disclosed and this Agreement is terminated by Parent or the Company pursuant to Section 8.1(b)(iii), by Parent pursuant to Section 8.1(d)(ii)(A) or by Parent pursuant to Section 8.1(d)(i) as a result of a willful breach by the Company, then, following such termination, the Company shall pay to Parent the reasonable and documented Expenses of Parent within two (2) Business Days after receipt of documentation supporting such Expenses of Parent, in each case, in addition to any amounts that may be payable pursuant to Section 8.3(a). If, concurrently, or within twelve (12) months after any such termination described in the immediately preceding sentence, the Company enters into a definitive agreement with respect to, or otherwise consummates, any Company Acquisition Proposal (substituting fifty percent (50%) for the twenty percent (20%) threshold set forth in the definition of “Company Acquisition Proposal” for all purposes under this Section 8.3(c)), then the Company shall pay to Parent the Termination Fee as promptly as possible (but in any event within two (2) Business Days) following the consummation of such Company Acquisition Proposal, unless the Termination Fee has already been paid to Parent pursuant to Section 8.3(a).

Parent’s right to receive the one-time payment of the Termination Fee (if and when due) and the Expenses of Parent from the Company as provided in Section 8.3(a) and this Section 8.3(c), as applicable, shall be the sole and exclusive remedy available to Parent against the Company with respect to this Agreement and the transactions contemplated hereby in the event that this Agreement is terminated by the Company pursuant to Section 8.1(c)(ii), by Parent or the Company pursuant to Section 8.1(b)(iii) or by Parent pursuant to Section 8.1(d)(i) as a result of a willful breach by the Company or Section 8.1(d)(ii).”

13.	Section 8.3(d) of the Agreement is hereby amended and restated in its entirety as follows:

“In the event that (A) this Agreement is terminated by the Company pursuant to Section 8.1(c)(iii) or (B) prior to Parent Shareholder Meeting, (i) a Parent Acquisition Proposal is publicly proposed or publicly disclosed, (ii) the Third Party making such Parent Acquisition Proposal has publicly indicated to the Parent shareholders to the effect that they should not vote in favor of any of the matters required by the Parent Shareholder Approval, and (iii) this Agreement is terminated by Parent or the Company pursuant to Section 8.1(b)(iv) or by the Company pursuant to Section 8.1(c)(i) as a result of a willful breach by Parent, then, following such termination, Parent shall pay to the Company the reasonable and documented Expenses of the Company within two (2) Business Days after receipt of documentation supporting such Expenses of the Company, in each case, in addition to any amounts that may be payable pursuant to Section 8.3(b). If, concurrently, or within twelve (12) months after any such termination described in the immediately preceding sentence, the Parent enters into a definitive agreement with respect to, or otherwise consummates, any Parent Acquisition Proposal, then Parent shall pay to the Company the Termination Fee as promptly as possible (but in any event within two (2) Business Days) following the consummation of such Parent Acquisition Proposal, unless the Termination Fee has already been paid to the Company pursuant to Section 8.3(b).”

The Company’s right to receive the one-time payment of the Termination Fee (if and when due) and the Expenses of the Company from Parent as provided in Section 8.3(b) and this Section 8.3(d), as applicable, shall be the sole and exclusive remedy available to the Company against Parent with respect to this Agreement and the transactions contemplated hereby in the event that this Agreement is terminated by the Company pursuant to Section 8.1(c)(iii), by the Company or Parent pursuant to Section 8.1(b)(iv) or by the Company pursuant to Section 8.1(c)(i) as a result of a willful breach by Parent.

14.	Section 8.3(e)(ii) of the Agreement is hereby amended and restated in its entirety as follows: “(ii)under no circumstances shall the Company be required to pay the Termination Fee or Expenses on more than one occasion.”

15.	Exhibit C of the Agreement is hereby amended and restated in its entirety as follows:

“List of Appointed Directors of Parent

1.	Mariano Costamagna

2.	Troy A. Clarke

3.	Colin S. Johnston”

16. Exhibit D of the Agreement is hereby amended as set forth on Schedule II hereto.

17. Within two (2) Business Days after the date of this Amendment, the Company shall publicly announce that the Company Board (i) has rejected the Third Party Proposal (as defined in the Company’s definitive Proxy Statement dated February 16, 2016) and (ii) has made the Company Recommendation (as defined below).

18. The following representations shall update and supersede the representations and warranties set forth in the last sentence of Section 4.4(a) of the Agreement.

“The Company Board at a duly held meeting has (i) duly and validly authorized the execution and delivery of this Amendment and declared advisable the consummation of the Merger and the other transactions contemplated by the Agreement (as amended by this Amendment), (ii) determined that the Merger and the transactions contemplated by the Agreement (as amended by this Amendment) are fair and in the best interest of the Company and its stockholders, (iii) directed that the Merger be submitted for consideration at the Company Stockholder Meeting, and (iv) resolved to recommend that the stockholders of the Company vote in favor of the Agreement (as amended by this Amendment) and the approval of the Merger and the other transactions contemplated by the Agreement (as amended by this Amendment) (the “Company Recommendation”) and to include such recommendation in the Proxy Statement, subject to Section 6.5 of the Agreement.”

19. The following representations shall update and supersede the representations and warranties set forth in the last sentence of Section 5.4(a) of the Agreement.

“The Parent Board at a duly held meeting has (i) duly and validly authorized the execution and delivery of this Amendment and declared advisable the consummation of the Merger and the other transactions contemplated by the Agreement (as amended by this Amendment), (ii) determined that the Merger and the transactions contemplated by the Agreement (as amended by this Amendment) are fair to and in the best interest of Parent and its shareholders, (iii) directed that the issuance of the Parent Common Shares as payment of the Merger Consideration be submitted for consideration at the Parent Shareholder Meeting, and (iv) resolved to recommend that the shareholders of Parent vote in favor of the payment of the Merger Consideration pursuant to the Agreement (as amended by this Amendment) and the other transactions contemplated by the Agreement (as amended by this Amendment) (the “Parent Recommendation”) and to include such recommendation in the Circular.”

20. (a) Each Party, each on its and on behalf of its controlling persons, associates, Affiliates and Subsidiaries and each and all of its respective past or present, direct or indirect, officers, directors, principals, representatives, employees, attorneys, financial or investment advisors, consultants, accountants, investment bankers, commercial bankers, entities providing fairness opinions, advisors or agents, insurers, legal representatives, predecessors, successors or assigns (collectively, the “Releasing Persons”), shall and shall be deemed to have completely, fully, finally and forever compromised, settled, released, discharged, extinguished, relinquished, and dismissed with prejudice any claims, demands, rights, actions, causes of action, potential actions, liabilities, damages, diminutions in value, debts, losses, obligations, judgments, interest, penalties, fines, sanctions, fees, duties, suits, costs, expenses, matters, controversies, and issues known or unknown, contingent or absolute, suspected or unsuspected, disclosed or undisclosed, liquidated or unliquidated, matured or unmatured, accrued or unaccrued, apparent or unapparent, including known claims and Unknown Claims (defined below), whether individual, direct, class, derivative, representative, legal, equitable or of any other type or asserted in any other capacity, that have been or could have been, asserted in any court, tribunal or proceeding (including, but not limited to, any claims arising under federal, state, foreign, statutory or common law, including the federal or state securities, antitrust, and disclosure laws or any claims that could be asserted derivatively), by or on behalf of such Party or any of its Releasing Persons, against any of the other Parties or any of their respective controlling persons, associates, Affiliates or Subsidiaries and each and all of their respective past or present, direct or indirect, officers, directors, stockholders, shareholders, principals, representatives, employees, attorneys, financial or investment advisors, consultants, accountants, investment bankers, commercial bankers, entities providing fairness opinions, advisors or agents, insurers, heirs, executors, trustees, general or limited partners or partnerships, investment funds, limited liability companies, members, joint ventures, personal or legal representatives, estates, administrators, predecessors, successors or assigns (the “Released Persons”), which the Releasing Persons ever had, now have, or may have in the future by reason of, arising out of, relating to, or in connection with any breach or alleged breach of the Agreement by or on behalf of any of the Released Persons by reason of, arising out of, relating to, or in connection with any acts, events, facts, circumstances, matters, transactions, occurrences or non-occurrences, statements or representations, or any other matter whatsoever set forth in or otherwise related, directly or indirectly, to the Agreement, this Amendment or the Merger, any term, condition or circumstance of the Merger or the events that preceded this Amendment, or disclosures made in connection with the Agreement, this Amendment or the Merger, prior to the date of this Amendment (including any alleged misstatements or omissions or the adequacy and completeness of such disclosures) (the “Settled Claims”); provided, however, that the Settled Claims shall not include (i) any claims to enforce this Amendment and any rights, obligations, privileges or claims that such Party may have under the Agreement, as amended by this Amendment, arising after the date of this Amendment, or (ii) solely in the event that the person that made the Third Party Proposal (as defined in the Company’s definitive Proxy Statement dated February 16, 2016) submits a new proposal offering higher consideration (the “New Proposal”), any claims with respect to the New Proposal.

(b) Each of the Parties, each on its own behalf and on behalf of its Releasing Persons, acknowledges that it may discover facts in addition to or different from those now known or believed to be true by it with respect to the Settled Claims, but that it is the intention of such Party on its own behalf and on behalf of its Releasing Persons, to completely, fully, finally, and forever compromise, settle, release, discharge, extinguish, and dismiss any and all Settled Claims, known or unknown, suspected or unsuspected, contingent or absolute, accrued or unaccrued, apparent or unapparent, which now exist, or heretofore existed, or may hereafter exist, and without regard to the subsequent discovery of additional or different facts. Each of the Parties, on its own behalf and on behalf of its Releasing Persons, acknowledges that “Unknown Claims” are expressly included in the definition of “Settled Claims,” and that such inclusion was expressly bargained for and was a key element of this Amendment and the releases set forth in this Section 20 and was relied upon by each and all of the Released Persons in entering into this Amendment. “Unknown Claims” means any claim that a Party or any of its Releasing Persons does not know or suspect exists in his, her or its favor at the time of the release of the Settled Claims as against the Released Persons, including without limitation those which, if known, might have affected the decision to enter into this Amendment.

(c) The releases set forth in this Section 20 are intended to extinguish all Settled Claims and, consistent with such intention, the Releasing Persons shall waive and relinquish, to the fullest extent permitted by Law, the provisions, rights, and benefits of any state, federal or foreign law or principle of common law, that may have the effect of limiting the releases set forth in Sections 20(a) and 20(b).

21. The Parties acknowledge and agree that, in the event of and following the consummation of the Merger, no assets or equity interests of Fuel Systems Solutions, Inc. or any of its subsidiaries shall be subject to any security interest granted pursuant to or securing obligations under the Investment Agreement.

22. All other sections, paragraphs, provisions, and clauses in the Agreement not expressly modified above remain in full force and effect as originally written.

23. Section 9.9 (Counterparts) of the Agreement is hereby incorporated herein in its entirety, mutatis mutandis.

24. Section 9.10 (Governing Law) of the Agreement is hereby incorporated herein in its entirety, mutatis mutandis.

20. This Amendment and the Agreement (including the exhibits, annexes and appendices thereto) constitutes, together with the Confidentiality Agreement, the Company Disclosure Letter and the Parent Disclosure Letter, the entire agreement between the Parties with respect to the subject matter hereof and thereof and supersedes all prior agreements and understandings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof and thereof.

[Remainder of Page Left Blank Intentionally]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

WESTPORT INNOVATIONS INC.

By:	/s/ David Demers
Name:	David Demers
Title:	Chief Executive Officer

WHITEHORSE MERGER SUB INC.

By:	/s/ David Demers
Name:	David Demers
Title:	Chief Executive Officer

FUEL SYSTEMS SOLUTIONS, INC.

By:	/s/ Pietro Bersani
Name:	Pietro Bersani
Title:	Chief Financial Officer

[Signature Page to Amendment to Agreement and Plan of Merger]